SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. __)1

                           Dwango North America Corp.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   267405 10 8
                                 (CUSIP NUMBER)

                                                        -copy to-
     Rick J. Hennessey                           Gary T. Moomjian, Esq.
     Dwango North America Corp.                  Moomjian & Waite, LLP
     200 West Mercer Street, Suite 501           500 North Broadway, Suite 142
     Seattle, Washington 98119                   Jericho, New York 11753
     (206) 286-1440                              (516) 937-5900

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                February 4, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.
                         (Continued on following pages)

                               (Page 1 of 5 Pages)
----------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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CUSIP NO.               13D                                    PAGE 2 OF 5 PAGES
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1.       NAME OF REPORTING PERSONS
         I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS  (ENTITIES  ONLY)
         Rick J. Hennessey
--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *      (a)   [  ]
                                                                 (b)   [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS *
         PF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
--------------------------------------------------------------------------------

  NUMBER OF      7.      SOLE VOTING POWER                         497,960 (1)
  SHARES
                 ---------------------------------------------------------------
  BENEFICIALLY   8.      SHARED VOTING POWER                               -0-
  OWNED BY
                 ---------------------------------------------------------------
  EACH           9.      SOLE DISPOSITIVE POWER                    497,960 (1)
  REPORTING
                 ---------------------------------------------------------------
 PERSON WITH     10.     SHARED DISPOSITIVE POWER                          -0-
--------------------------------------------------------------------------------

  11.    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON 497,960
         (1) ( See Item 5 herein)
--------------------------------------------------------------------------------

  12.    CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------

  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.0%
--------------------------------------------------------------------------------

  14.    TYPE OF REPORTING PERSON *
         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
  ---------------
(1) Includes options to purchase an aggregate of up to 205,044 shares of common stock that are currently exercisable or that will become exercisable within the next sixty (60) days.


                                       2

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ITEM 1.  SECURITY AND ISSUER.

         The class of securities to which this statement relates is the common stock, par value $.001 per share (the "Common Stock"), of Dwango North America Corp. (the "Company"). The Company's principal executive offices are located at 200 West Mercer Street, Suite 501, Seattle, Washington 98119.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed by Rick J. Hennessey.

         (b) The business address for Mr. Hennessey is c/o Dwango North America Corp., 200 West Mercer Street, Suite 501, Seattle, Washington 98119.

         (c) Mr. Hennessey is the President and Chief Executive Officer of the Company. The address for the Company is set forth in Item 1 above. The principal business of the Company is to develop and distribute wireless applications for users of next generation wireless devices.

         (d) Mr. Hennessey has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Hennessey has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Hennessey is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On February 4, 2004, the Company acquired Over-the-Air Wireless, Inc. ("OTA Wireless"), of which Mr. Hennessey was a shareholder, pursuant to a merger of OTA Wireless into OTA Acquisition Corp., a wholly-owned subsidiary of the Company. In connection with the merger, Mr. Hennessey was issued 292,916 shares of Common Stock. In addition, pursuant to an Employment Agreement entered into between Mr. Hennessey and the Company upon consummation of the merger, Mr. Hennessey was granted, pursuant to the Company's 2003 Equity Incentive Plan, an option to purchase 410,088 shares of Common Stock exercisable at $1.45 per share. Such option is currently exercisable, or will become exercisable within the next 60 days, as to 205,044 shares of Common Stock and will become exercisable cumulatively to the extent of 17,087 shares of Common Stock on the 15th day of each month thereafter until exercisable in full.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Hennessey acquired the securities for investment purposes. From time to time Mr. Hennessey may acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock owned by him. Mr. Hennessey is a director of the Company and intends to exercise his fiduciary duties as a member of the Board of Directors of the Company, which may result in the consummation of certain of the transactions or matters described in paragraphs
(a) through (j) of Item 4 of Schedule 13D. Other than as set forth herein, Mr. Hennessey presently has no plans or proposals which relate to or would result in the occurrence of any of the events listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)    Aggregate number of shares of Common Stock beneficially owned:
                497,960 Percentage: 7.0%

         (b)    1. Sole power to vote or to direct vote:  497,960 (1)
                2. Shared power to vote or to direct vote: 0
                3. Sole power to dispose or to direct the
                   disposition: 497,960 (1)
                4. Shared power to dispose or to direct the
                   disposition 0

           -----------
(1) Includes an aggregate of 205,044 shares of Common Stock under lying options that are currently exercisable or that will become exercisable within the next 60 days. Such amount does not include 205,044 shares of Common Stock underlying options that are not currently exercisable and that will not become exercisable within the next 60 days and, therefore, are not deemed to be beneficially owned by Mr. Hennessey.

         (c) Except as described in Item 3 of this Statement, there have been no transactions effected with respect to the Common Stock within the past 60 days of the date hereof by Mr. Hennessey.

         (d) No person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Hennessey.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.


                                       4
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated February 17, 2004



                                                        /s/Rick J. Hennessey
                                                        --------------------
                                                           Rick J. Hennessey

                                       5

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